NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2021 Annual General Meeting of the shareholders of QUATERRA RESOURCES INC. (hereinafter called the "Company") will be held at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5 on

Thursday, June 17, 2021

at the hour of 10:00 o'clock in the morning (Vancouver time) for the following purposes:

1. to receive the financial statements of the Company for the fiscal year ended December 31, 2020 and the report of the auditor thereon;

2. to appoint an auditor for the ensuing year;

3. to determine the number of directors and to elect directors;

4. to approve the Incentive Stock Option Plan described in the Information Circular;

5. to consider, and if deemed appropriate, to approve an ordinary resolution for the ratification and confirmation of the Shareholder Rights Plan Agreement dated as of June 21, 2018 between the Company and Computershare Investor Services Inc., all as more particularly described in, and subject to, the Information Circular; and

6. transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who will not be attending the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.  Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DUE TO ONGOING CONCERNS RELATED TO THE SPREAD OF COVID-19, AND IN ORDER TO MITIGATE POTENTIAL RISKS TO THE HEALTH AND SAFETY OF THE COMPANY'S SHAREHOLDERS, EMPLOYEES, COMMUNITIES AND OTHER STAKEHOLDERS, SHAREHOLDERS ARE ENCOURAGED NOT TO ATTEND THE MEETING IN PERSON. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO VOTE ON THE MATTERS BEFORE THE MEETING BY PROXY AND TO JOIN THE MEETING BY TELECONFERENCE.

TO ACCESS THE MEETING BY TELECONFERENCE, DIAL 1-951-797-1058 OR 1-800-356-8278 (TOLL-FREE), ACCESS CODE: 412359.

DATED at Vancouver, British Columbia, this 6th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

OF QUATERRA RESOURCES INC.

"Thomas Patton"

Thomas Patton

Chairman & Director